Filed Pursuant to Rule 253(g)(2)
File No. 024-10727

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

SUPPLEMENT NO. 7 DATED APRIL 22, 2019
TO THE OFFERING CIRCULAR DATED OCTOBER 19, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise National For-Sale Housing eFUND, LLC (the “Company”, “we”, “our” or “us”), dated October 19, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 22, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Updates to Assets Acquired

Single Family Home Rental Controlled Subsidiaries

Rental Controlled Subsidiaries Asset Summaries

The following table summarizes the single family home rental controlled subsidiaries ("Rental Controlled Subsidiaries") acquired by the Company since the last update. Unless otherwise noted, the following is true of each Rental Controlled Subsidiary:

•	Pursuant to the agreements governing each Rental Controlled Subsidiary, we have full authority of the management of such entity;
•	An affiliate of our Manager earned an origination fee of approximately 2.0% upon the closing of each Rental Controlled Subsidiary, paid for by the co-investors, joint-venture, borrower or property holding entity at closing;
•	The business plan entails renting the property for approximately seven to ten years after acquisition before selling the property;
•	The investment thesis is based primarily upon the site's improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket; and
•	The last updated portfolio level projected annual returns for our National Single-Family Home Portfolio was 6.9% - 13.1%, as disclosed on December 17, 2018. Past performance is not indicative of future results, and these projections may not reflect actual future performance and may prove to be inaccurate.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Renovation Budget (1)
C387	90062	3 / 2.5	1,100	4/5/2019	$589,000	$1,000

(1) There can be no assurance that the anticipated completion cost will be achieved.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise National For-Sale Housing eFUND, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

Updates to Dispositions of Minor Assets

In the 1-U filed on March 22, 2019, we reported on the disposition of asset “B15”, resulting in a net profit of approximately -$4,800 and a return on investment of approximately -1.4% (see filing here). On April 22, 2019, the affiliate of our Manager, who was paid an origination fee of approximately 2.0% on acquisition, waived their fee and refunded us $6,200.

The following table updates the return metrics on asset B15 in light of the refunded origination fee.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Cost Basis (1)	Date of Disposition	Approximate Gross Sale Price	Approximate Net Profit (2)	Approximate ROI
B15	30316	6 / 3	1,700	12/1/2017	$325,300	2/28/19	$340,000	$1,400	0.4%

(1) Cost basis includes the purchase price of the asset and holding costs incurred from the date of purchase through the date of sale.

(2) Calculation includes deductions for purchase price, holding costs and other expenses, and selling costs.